Filed Pursuant to Rule 253(g)(2)

File No. 024-11130

COMMONWEALTH THOROUGHBREDS LLC

SUPPLEMENT NO. 1 DATED JULY 27, 2021

TO POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 2

DATED JULY 20, 2021

This Supplement No.1 dated July 27, 2021, supplements the Post-Qualification Offering Circular Amendment No. 2 of Commonwealth Thoroughbreds LLC (the “Company”) dated July 20, 2021, which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on October 16, 2019, and qualified on March 30, 2020, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company, Series Country Grammer. Except as specifically set forth in this Supplement No.1, the Offering Circular remains unchanged.

On July 25, 2021, the Company sent a notice to subscribers for Units of Series Country Grammer offered by the Company, a portion of the offering proceeds of which will be used to purchase an ownership interest of up to 30% of Country Grammer, a four-year old Thoroughbred. The notice, which is attached as Exhibit 99.2 to this Supplement No.1, disclosed a recently discovered medical condition affecting Country Grammer and offered subscribers the opportunity until August 8, 2021, to cancel their subscriptions and obtain a refund of their subscription funds currently held in escrow pending an initial closing of the Series Country Grammer Offering.

Exhibit 99.2

Hi [Name],

What a week. We sold out Country Grammer in just ninety minutes with an inbox full of people lamenting missing their chance to join his team.

While still riding the high of a successful offering, on Friday morning, 36 hours after the offering, we received the call that Country Grammer had some swelling in his right front ankle.  X-rays were clean and showed no structural damage. However, we are electing to take the cautious approach and giving him 30 - 60 days rest at WinStar's world-class rehab & training center.

So what does this mean?

For Country Grammer, it means he will miss the Whitney and probably miss the Breeders' Cup.  The current plan is to get him a conditioning race in November/December to prepare for the mega-purse races of the winter... namely the Pegasus, Dubai, and Saudi Cups, all of which have much bigger purses than the Kentucky Derby.

In light of this development coming before finalizing investments and legally closing the offering; we are allowing all investors to request a refund for the next two weeks.

At Commonwealth, we take the most cautious approach with our horses and the most flexible approach with your investments.  We will always put our horses and owners first.

Thank you again for investing in Country Grammer, we are extremely excited about his future prospects and look forward to getting him racing again.

On Monday, Chase will follow up with a video that gives more detail about the racing plan and the hands-on horseman's perspective and we will keep you informed of any new developments.

Please do not hesitate to reach out with any questions.  We are thrilled to have you on Team Commonwealth and look forward to seeing you at the races.

Brian Doxtator
CEO
Commonwealth

The Offering Circular is available on the SEC’s website at the following address:
https://www.sec.gov/Archives/edgar/data/1789339/000143774921017234/comm20210720_1ea.htm

The offer and sale of securities is being facilitated by Dalmore Group LLC, an unaffiliated third-party registered broker-dealer (member FINRA/SIPC), only in U.S. states where such broker-dealer is registered. Neither Commonwealth Thoroughbreds, LLC., Commonwealth Markets Inc. nor any third-party broker-dealer provide any investment advice or make any investment recommendations to any persons, and no communication through the www.joincommonwealth.com website or in any other medium should be construed as such. The Communication and the subject matter contained within it does not constitute a solicitation to purchase or an offer to sell any securities. For more information review our disclosures linked here.

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